UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File No. 1-12580

The Vermont Teddy Bear Co., Inc.

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(Exact name of registrant as specified in its charter)

6655 Shelburne Road, P.O. Box 965, Shelburne, Vermont 05482

(802) 985-3001

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(Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

Common Stock, $.05 par value per share

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(Title of each class of securities covered by this Form)

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(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) [X] Rule 12h-3(b)(1)(ii) [ ]

Rule 12g-4(a)(1)(ii) [ ] Rule 12h-3(b)(2)(i) [ ]

Rule 12g-4(a)(2)(i) [ ] Rule 12h-3(b)(2)(ii) [ ]

Rule 12g-4(a)(2)(ii) [ ] Rule 15d-6 [ ]

Rule 12h-3(b)(1)(i) [X]

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, The Vermont Teddy Bear Co., Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 30, 2005 By: /s/ Elisabeth B. Robert

Name: Elisabeth B. Robert, President/CEO